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                              July 21, 2020

       Richard Rose
       Vice President, Chief Legal Officer and Secretary
       Coronado Global Resources Inc.
       Level 33, Central Plaza One, 345 Queen Street
       Brisbane, Queensland, Australia 4000

                                                        Re: Coronado Global
Resources Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 7, 2020
                                                            File No. 333-239730

       Dear Mr. Rose:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed July 7, 2020

       Cover Page

   1. Please disclose the method by which the price for the primary offering and secondary offering will be
determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.
                                                        In addition, please
disclose that share prices on the Australian Securities Exchange may not be indicative of
the market price on a U.S. national securities exchange.
       General

   2. Please provide your analysis as to your eligibility to use Form S-3 for the primary and secondary offerings
under General Instruction I.B of Form S-3. For example, if you intend to rely on
General Instructions I.B.1 and I.B.3, please provide your analysis as to how you meet the
requirements of such instructions.
 Richard Rose
Coronado Global Resources Inc.
July 21, 2020
Page 2
3. Please provide us with a detailed analysis as to why the proposed resale offering is not a primary offering on your behalf. In that regard, we note the size of the proposed resale offering relative to the number of shares presently outstanding, as well as the selling shareholder's relationships with the registrant. We also note that no public market currently exists for the shares of common stock in the United States. We may have further comment after reviewing your response. For guidance, please consider Securities Act
      Rules Compliance and Disclosure Interpretation 612.09.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 or Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any questions.



                                                           Sincerely,
FirstName LastNameRichard Rose
                                                           Division of
Corporation Finance
Comapany NameCoronado Global Resources Inc.
                                                           Office of Energy &
Transportation
July 21, 2020 Page 2
cc:       Andrew Thomas
FirstName LastName